CID Holdco, Inc.

7500 Old Georgetown Road

Suite 901

Bethesda, Maryland 20814

SEE ID, Inc.

7500 Old Georgetown Road

Suite 901

Bethesda, Maryland 20814

December 17, 2024

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Anastasia Kaluzienski Robert Littlepage Mariam Mansaray Jan Woo

Re:	CID Holdco, Inc.

Amendment No. 2 to the Registration Statement on Form S-4

Filed November 7, 2024

File No. 333-282600

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated October 30, 2024 (the “Comment Letter”), in respect of CID Holdco, Inc and SEE ID, Inc.’s (together, “we”, “us”, “our” or the “Registrant”) Amendment No. 2 to the Registration Statement on Form S-4, filed with the Commission on November 7, 2024 (the “Registration Statement”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement on Form S-4

Risk Factors

“Our dependence on a limited number of joint design manufacturers and suppliers of manufacturing services and critical components ....”, page 52

1.

Staff’s comment: We note your risk factor disclosure that your devices are made using an outsourced manufacturing business model that utilizes joint design manufacturers. We also note your disclosure citing your dependence on a limited number of joint design manufacturers to allocate sufficient manufacturing capacity to meet your needs to produce devices or components. In that regard, please expand your disclosure to provide the material terms of each of your agreements with any third parties you significantly rely on, including each party’s material rights and obligations, termination provisions and any payment provisions. Also, please file each of the agreements as exhibits in accordance with Item 601 of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 177 and 178 of the Amendment and have filed the agreements as Exhibits 10.11 and 10.12 of the Amendment.

The Business Combination Proposal, page 97

2.

Staff’s comment: We note your disclosure on page 111 related to the waiver of the underwriting fee of

Citigroup as your underwriter. Please supplementally provide us with any correspondence from Citigroup regarding the resignation, including the letter you received from Citigroup dated September 19, 2024.

Response: The Registrant respectfully acknowledges the Staff’s comment and has supplementally provided the Staff with the requested information concurrently with this letter.

Amendment No. 2 to the Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statements of Operations, page 145

3.	Staff’s comment: Please revise the titles of the pro forma columns under Scenarios 1 - 4 to identify the information as pro forma income statement information, not pro forma balance sheet information.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 145 and 146 of the Amendment.

4.	Staff’s comment: Please provide a pro forma statement of comprehensive income for the year ended year ended December 31, 2023, pursuant to Rule 11-02(c) of Regulation S-X.

Response: The Registrant respectfully acknowledges the Staff’s comment and has included the pro forma statement of operations for the year ended December 31, 2023, on pages 148-150 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SUAC, page 156

5.

Staff’s comment: We note your expanded disclosure on page 163 in response to prior comment 11.

Please describe commercialization activities and clarify if the cost of such activities is included in capitalization.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 167 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of See ID, page 176

6.	Staff’s comment: Please revise the column headers of the tables on pages 177 and 178 to refer to the correct periods or correct as of date.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 181 and 182 of the Amendment.

7.	Staff’s comment: On page 176 you disclose the platform is due for release in the fourth quarter of 2024 however the software capitalization table on page 163 indicates the timing of release of all software currently in development is the first quarter of 2025. Please reconcile these disclosures or advise.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 181 of the Amendment.

Index to Financial Statements, page F-1

8.	Staff’s comment: Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X.

Response: The Registrant respectfully acknowledges the Staff’s comment has updated the financial statements to include the SUAC Unaudited Financial Statements as of September 30, 2024 and 2023 and the SEE ID Unaudited Consolidated Financial Statements as of September 30, 2024 and 2023.

See ID, Inc. Financial Statements

Software Development Costs, page F-59

9.	Staff’s comment: We note your response to prior comment 15. Please clarify (1) if the software released on July 18, 2024 as indicated in the table on page 163 of the Amendment was release 1.0 of Gen 1 or something else and (2) what you mean by “previous ones are already closed.”

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that “released (July 18, 2024)” was used inadvertently with respect to the Gen 1.0 version projects and have revised the disclosure on page 167 of the amendment to remove this date. The Registrant further advises the Staff that the Gen 1.0 version is essentially a beta testing version of the software that has already been released or “closed” but which continues to be developed into the Gen 1.1 version. The Registrant plans to commercially release the Gen 1.1 version of the software in Q1 2025.

* * *

We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Phyllis Newhouse
Phyllis Newhouse
President
CID Holdco, Inc.

/s/ Edmund Nabrotzky
Edmund Nabrotzky
Chief Executive Officer
SEE ID, Inc.

cc:	Penny Minna, Esq.

DLA Piper LLP (US)

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